MTS Receives 2012 Communications Solutions Product of the Year Award

TEM Suite Honored for Exceptional Innovation

Ra’anana, Israel –September 11, 2013 – MTS – Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of Mobile Virtual Network Operators and Enablers (MVNO/MVNE), Mobile Money, Telecommunications Expense Management (TEM) and Customer Care & Billing (CC&B) solutions and services, announced today that TEM Suite has received a 2012 Communications Solutions Product of the Year Award from TMC and the editors of INTERNET TELEPHONY and CUSTOMER magazines.

MTS TEM Suite is a fully integrated Telecom Expense Management and Enterprise Mobility Management (EMM) cloud suite and managed services solution that provides enterprises the ability to comprehensively manage their wireline and wireless communications environments. The platform’s modular design allows enterprises the ability to outsource their entire Telecom Lifecycle and Mobile Security, or outsource selective processes depending on the enterprise’s unique business needs.

“We are honored that TEM Suite has been recognized as an industry innovator by TMC with their 2012 Product of the Year Award,” said John Venditti, VP of Marketing at MTS. “The continued growth and complexity of communication technologies within the enterprise has created a demand for a solution that can manage all facets of the wireline and wireless telecom lifecycle, from policy compliance to cost optimization and security management. TEM Suite provides our customers with that flexible, cradle to grave solution specifically designed for IT and Finance to help them effectively manage their telecom environment and lifecycle.”

TEM Suite’s specific TEM and EMM lifecycle capabilities include: procurement, provisioning, help desk, asset management, invoice auditing, bill management, mobile device management (MDM), mobile application management (MAM), BYOD (bring your own device) management, near real-time wireless CDR capture, wireless optimization, bill payment, contract negotiation and management, dispute resolution and management, allocation and chargeback, call accounting, private calls management, call recording and quality management, cable management, E-911, tenant resale and billing, and full lifecycle reporting and dashboards.

“The products and services selected for the prestigious Communications Solutions Product of the Year Award represent some of the most exceptional innovations this industry has in quite some time,” said Rich Tehrani, TMC CEO. “It is my pleasure to recognize MTS with this honor as they have proven that they deserve to be considered to be among the industry’s elite.”

Winners of the Communications Solutions Product of the Year Award were announced via press release.

About MTS:

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative products and services for Telecom Expense Management (TEM), Enterprise Mobility Management (EMM), Mobile Virtual Network Operators and Enablers (MVNO/MVNE) and Mobile Money services and solutions used by mobile service providers.

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and crucial competitive advantage. The MTS cloud, consulting and managed services solutions provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS provides MVNE service to allow quick launch of new MVNO initiatives in a pay as you grow and revenue share models. In addition, MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scalable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong and distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL).

Visit www.mtsint.com for more information.

About TMC:
TMC is a global, integrated media company that supports clients' goals by building communities in print, online, and face to face. TMC publishes multiple magazines including Cloud Computing, M2M Evolution, Customer, and Internet Telephony. TMCnet is the leading source of news and articles for the communications and technology industries, and is read by as many as 1.5 million unique visitors monthly. TMC produces a variety of trade events, including ITEXPO, the world's leading B2B communications event, as well as industry events: 3D Printing Conference & Expo; Asterisk World; AstriCon; (CVx) ChannelVision Expo; Cloud4SMB Expo; DevCon5 - HTML5 & Mobile App Developers Conference; M2M Evolution Conference & Expo; Mobile Commerce Zone Conference & Expo; SecureIT; StartupCamp; Super Wi-Fi Summit; SIP Trunking-Unified Communications Seminars; Wearable Tech Conference & Expo; WebRTC Conference & Expo; and more.

Visit TMC Events for additional information.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Media Contacts:

MTS Contact:

John Venditti

VP Marketing

201-421-2263

john.venditti@mtsint.com

TMC Contact:
Drew Stoga
Marketing Manager
203-852-6800, ext. 175
dstoga@tmcnet.com

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